Exhibit 99.1

17 June 2021

Midatech Pharma PLC

(“Midatech” or the “Company”)

Breakthrough data on the successful encapsulation of a biologic using Q-Sphera technology

Significant progress across multiple other R&D programmes

Midatech Pharma PLC (AIM: MTPH.L; Nasdaq: MTP), an R&D biotechnology company focused on improving the bio-delivery and biodistribution of medicines, announces breakthrough in vitro data which demonstrate Q-Sphera’s potential to formulate proteins into long-acting injectable products, as well as significant progress across multiple other programmes.

In the 13 months since the announcement of a Strategic Review, the Company has shut down its Bilbao operations, thereby halving its monthly cash burn rate and pivoted from a largely singular focus on one Phase III ready asset (MTD201, Q-Sphera octreotide) to “multiple shots on goal” with an expanded pipeline of nine earlier stage programmes. The Company’s strategy is to develop each programme to proof of concept before seeking licencing partners to undertake later stage development, manufacturing and commercialisation.

Q-Sphera pipeline

The Company’s Q-Sphera technology employs proprietary 3-D printing techniques to encapsulate drugs in polymer-based bioresorbable microspheres which may be injected to form depots in the body which release drug over predictable, sustained periods from one week to several months. Including:

1.	Monoclonal antibody (mAb) formulation

There are no approved long-acting injectable formulations of biologic products such as mAbs or other high molecular weight proteins because they are delicate and easily de-natured in manufacture. The Company has been working on an exemplar mAb and thus far, has demonstrated encapsulation of the mAb and most importantly, preservation of functional integrity and antigen binding in vitro. The Company believes no other commercial or academic organisation has been able to successfully deliver therapeutic proteins over extended periods using methods capable of commercial scaling.

The Company believes these results could potentially open up very significant opportunities for its Q-Sphera technology. A significant number of latest generation medicines are protein based and reformulation as long-acting injectables could provide significant benefits to patients, physicians and payors. In 2020, the top 10 mAbs recorded aggregate sales of US$74.9 billion1 and all mAbs US$154 billion1 globally.

The next steps for the Company will be to further optimise the drug loading and dissolution profile for encapsulated mAbs. In parallel the Company will seek to replicate the data seen in this exemplar mAb and is evaluating multiple high value mAb therapeutics for addition to its internal pipeline.

2.	MTX214 and MTX216

Both MTX214 and MTX216 are being developed under collaboration agreements with the European affiliate of a global healthcare company. The Company has manufactured and delivered proof of concept formulations of MTX214 and MTX216 to the collaboration partner who, in turn, is expected to begin dosing for in vivo studies in the next few weeks.

3.	MTD211

As part of its internal pipeline, the Company has successfully developed a long-acting formulation of brexpiprazole. In in vivo studies, MTD211 was well tolerated and demonstrated that a single dose of MTD211 is expected to deliver therapeutic blood levels of brexpiprazole over a period of three months.

Marketed under the brand name Rexulti®, brexpiprazole is indicated for the treatment of schizophrenia and adjunctive treatment of major depressive disorder (MDD) and is currently only available as an immediate release oral tablet. The market for anti-psychotic drugs is shifting towards long-acting formulations for reasons of improved patient compliance and lowering of payor costs associated with patient hospitalisation events. Sales of long-acting anti-psychotic products in 2020 were approximately US$5.7 billion2 globally.

The Company has initiated discussions with third parties about a potential licencing of MTD211. There can be no assurance on the timing for concluding these discussions nor any assurance that the parties will enter into definitive agreements.

MTX110

MTX110, a novel formulation of panobinostat administered through convection enhanced delivery, is in clinical development for intractable brain cancers including Diffuse Intrinsic Pontine Glioma (DIPG) and Glioblastoma Multiforme (GBM).

Following a pre-IND meeting with the FDA on 15 June 2021, the Company expects to initiate a Phase II study in DIPG later this year. The study will be open label, single arm, in 21 newly diagnosed patients. Administration of MTX110 will be via convection enhanced delivery (CED) over 48 hours in six cycles, two to four weeks apart. Primary endpoints will be safety, tolerability and overall survival at 12 months (OS12). Approximately 1,000 patients3 globally are diagnosed with DIPG per annum and median survival is approximately 10 months4.

Building on the in vivo data that were presented at the 2020 annual meeting of The Society of Neuro-Oncology which demonstrated the efficacy of MTX110 against two GBM cell lines in an ectopic tumour model, the Company has recently demonstrated the potency, at therapeutic concentrations, of MTX110 against a further four patient-derived GBM cell lines in vitro. The Company is planning a Phase I pilot study in GBM to begin enrolment later this year. There are GBM diagnoses of 2 to 3 per 100,000 population per annum5 and survival ranges from 13 to 30 months depending on MGMT methylation6.

Further to the announcement made in June 2020, the Company has received a further communication from counsel to Secura Bio, Inc. (“Secura Bio”), the owner of panobinostat patents that were formerly licenced to the Company. Secura Bio terminated the Company’s licence to the patents in June 2020. Notwithstanding that termination, the Company has recently received a letter from Secura Bio claiming material breach of the terms of the licence and is demanding, among other things, that the Company grant Secura Bio a non-exclusive, free licence to its intellectual property and know-how. The Company believes that such claims and demands are without any merit.

Contract negotiations with a third party in respect of a potential co-development deal are continuing, although at a slower pace than anticipated due to issues associated with COVID-19. There can be no assurance on the timing for concluding these discussions nor any assurance that the parties will enter into definitive agreements.

Investor Webinar

The Company will be hosting a webinar at 2.00pm BST / 9.00am EST today. The webinar is open to all existing and potential shareholders and those interested in attending may register via the following link where, following registration, they will be provided with access details:

https://us02web.zoom.us/webinar/register/WN_9dDM5-NrRWe6eMAaiGtBLA

Participants may submit questions during the webinar or in advance via email to: midatech@investor-focus.co.uk

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) 596/2014 (MAR).

Sources

1.	Source: Global Data
2.	Source: Global Data, combined 2020 sales of Abilify Maintena®, Risperdal Consta®, Zyprexa Relprevv®, Invega Sustenna®
3.	Source: Louis DN, Ellison DW, et al. The 2016 World Health Organisation Classification of Tumors of the Central Nervous System
4.	Source: Jansen et al, 2015. Neuro-Oncology 17(1):160-166
5.	Source: American Association of Neurosurgeons
6.	Source: Radke et al (2019). Predictive MGMT status in a homogeneous cohort of IDH wildtype glioblastoma patients

For more information, please contact:

Midatech Pharma PLC

Stephen Stamp, CEO, CFO

Tel: +44 (0)29 2048 0180

www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Joint Broker)

Freddy Crossley, Emma Earl (Corporate Finance)

Rupert Dearden (Corporate Broking)

Tel: +44 (0)20 7886 2500 Turner Pope Investments (TPI) Limited (Joint Broker)
Andrew Thacker / James Pope (Corporate Broking)

Tel: +44 (0)20 3657 0050

IFC Advisory Limited (Financial PR and UK Investor Relations)

Tim Metcalfe / Graham Herring

Tel: +44 (0)20 3934 6630

Email: midatech@investor-focus.co.uk

Edison Group (US Investor Relations) Maxwell Colbert Tel: +1 (646) 653 7028 Email: mcolbert@edisongroup.com

About Midatech Pharma PLC

Midatech Pharma PLC (dual listed on LSE AIM: MTPH; and NASDAQ: MTP) is a drug delivery technology company focused on improving the bio-delivery and bio-distribution of medicines. The Company combines approved and development medications with its proprietary and innovative drug delivery technologies to provide compelling products that have the potential to powerfully impact the lives of patients.

The Company has developed three in-house technology platforms, each with its own unique mechanism to improve delivery of medications to sites of disease. All of the Company’s technologies have successfully entered human use in the clinic, providing important validation of the potential for each platform:

•	Q-Sphera™ platform: a disruptive micro-technology used for sustained release to prolong and control the release of therapeutics over an extended period of time (from weeks to months).
•	MidaSolve™ platform: an innovative nanotechnology used to dissolve insoluble drugs so that they can be administered in liquid form directly and locally into tumours.
•	MidaCore™ platform: a leading-edge nanotechnology used for targeting medications to sites of disease.

The platform nature of the technologies offers the potential to develop multiple drug assets rather than being reliant on a limited number of programmes. Midatech’s technologies are supported by 36 patent families including 120 granted patents and an additional 70 patent applications. Midatech's headquarters and R&D facility is in Cardiff, UK. For more information please visit www.midatechpharma.com

 Forward-Looking Statements

Certain statements in this press release may constitute "forward-looking statements" within the meaning of legislation in the United Kingdom and/or United States Private Securities Litigation Reform Act. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements.

Reference should be made to those documents that Midatech shall file from time to time or announcements that may be made by Midatech in accordance with the London Stock Exchange AIM Rules for Companies ("AIM Rules"), the Disclosure and Transparency Rules ("DTRs") and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Midatech are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, Midatech does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.